Exhibit 8.2

April 7, 2006

Board of Directors

Southwest Community Bancorp

5810 El Camino Real

Carlsbad, CA 92008

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the proposed merger of Southwest Community Bancorp (“Company”) with and into Placer Sierra Bancshares (“Parent”).

FACTS

Parent, a corporation organized in California, is the parent corporation of Placer Sierra Bank (“Parent Bank”), also a California corporation, which engages in the business of general commercial banking. Parent does not directly engage in the business of general commercial banking but instead does so indirectly as the holding company for Parent Bank.

Company is a California corporation that owns all of the outstanding stock of Southwest Community Bank (“Company Bank”), which is also a California corporation. Company engages in no substantial business activities other than the activities related to its ownership of Company Bank. Company Bank is engaged in the business of general commercial banking.

The terms of the proposed merger (the “Merger”) are contained in the Agreement and Plan of Merger and Reorganization dated as of February 15, 2006, including exhibits thereto between Company and Parent (the “Agreement”).

You have permitted us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreement, (2) the facts and information set forth in the Registration Statement on Form S-4 that is being filed with the Securities and Exchange Commission in connection with the Merger (the “Form S-4”) accurately describe all material aspects of the Merger, and (3) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Agreement, in the letters to us from Parent and Parent Bank dated April 7, 2006, and from Company and Company Bank dated April 7, 2006 (the “Letters”), are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the “Effective Date”). We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

The Agreement provides that Company will be merged with and into Parent in accordance with the applicable provisions of the General Corporation Law of the State of California.

On the Effective Date, all assets and liabilities of Company will be transferred by operation of law to Parent, the separate corporate existence of Company will cease, and, except as provided below, each share of Company Common Stock then outstanding will be converted into and shall become exchangeable for the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio specified in the Agreement.

No fractional shares of Parent Common Stock will be issued in the Merger. Each holder of Company Common Stock who otherwise would be entitled to receive a fraction of a share of Parent Common Stock will receive, instead, cash equal to such fraction multiplied by the Parent Stock Price. Except for cash paid to dissenters and cash exchanged in lieu of issuing fractional shares of Parent Common Stock, no cash will be exchanged for shares of Company Common Stock or shares of Parent Common Stock pursuant to the Merger.

Board of Directors

April 7, 2006

As soon as practicable after the Merger, Company Bank will be merged with and into Parent Bank in accordance with the applicable provisions of the General Corporation Law of the State of Californian and the California Financial Code (the “Sub Merger”). On the effective date of the Sub Merger, all assets and liabilities of Company Bank will be transferred by operation of law to Parent Bank, and the separate corporate existence of Company Bank will cease.

We have also relied with your permission on the following additional representations and/or assumptions:

1.	The fair market value of the Parent Common Stock and other consideration received by each Company shareholder will be approximately equal to the fair market value of the Company Common Stock surrendered in the exchange.

2.	Company has not (and, as of the Effective Date, will not have) redeemed, and no person related (within the meaning of Treasury Regulation §1.368-1(e)(3)) to Company has (or, as of the Effective Date, will have) acquired, any stock of Company (1) within one year prior to the Effective Date, or, (2) as part of a plan which includes the Merger. Company Bank has not (and, as of the Effective Date, will not have) redeemed, and no person related (within the meaning of Treasury Regulation §1.368-1(e)(3)) to Company Bank has (or, as of the Effective Date, will have) acquired, any stock of Company Bank (1) within one year prior to the Effective Date, or, (2) as part of a plan which includes the Merger.

3.	Parent has no plan or intention to reacquire, and no person related (within the meaning of Treasury Regulation §1.368-1(e)(3)) to Parent has any intention to acquire, any of the Parent Common Stock to be issued in the Merger.

4.	Parent has no plan or intention to sell or otherwise dispose of any of the assets of Company acquired in the Merger (or to cause or permit the sale or other disposition of any assets of Company Bank), except for the transactions contemplated by the Sub Merger, dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the “Code”), or Treasury Regulation §1.368-2(k).

5.	The liabilities of Company assumed by Parent and the liabilities to which the transferred assets of Company are subject were incurred by Company in the ordinary course of its business.

6.	Following the Merger, Parent will continue the historic business of Company and will use a significant portion of Company’s historic business assets in a business.

7.	Except as provided in the next sentence, Parent, Company and the shareholders of Company will pay their respective expenses, if any, incurred in connection with the Merger. Parent will pay or assume only those expenses of Company that are solely and directly related to the Merger in accordance with the guidelines established in Rev. Rul. 73-54, 1973-1 C.B. 187.

8.	There is no intercorporate indebtedness existing between Parent and Company that was issued, acquired or will be settled at a discount.

9.	No two parties to the Merger are investment companies as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

10.	Company is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

11.	The fair market value of the assets of Company transferred to Parent will equal or exceed the sum of the liabilities assumed by Parent plus the amount of liabilities, if any, to which the transferred assets are subject.

Board of Directors

April 7, 2006

12.	Except as described in the Proxy Statement/Prospectus, no dividends or distributions, other than regular or normal dividends or distributions, will be made with respect to any Company stock prior to the Merger. After the Merger, no dividends or distributions will be made to the former Company shareholders by Parent, other than regular or normal dividend distributions made with regard to all shares of Parent Common Stock.

13.	None of the compensation received by any shareholder-employees of Company or Company Bank will be separate consideration for, or allocable to, any of their shares of Company Common Stock. The compensation paid to any shareholder-employees of Company or Company Bank will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services. None of the Parent Common Stock received by any shareholder-employee of Company or Company Bank will be in exchange for, or in consideration of, services rendered to Parent, Company or any other entity by such shareholder-employee.

14.	The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. In addition, this cash payment will not be made pro rata to all Company shareholders. The total cash consideration that will be paid in the Merger to Company shareholders in lieu of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the Company shareholders in exchange for their shares of Company Common Stock. The fractional share interests of each Company shareholder will be aggregated, and no Company shareholder will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

15.	The Merger is being effected for bona fide business reasons as described in the Proxy Statement/Prospectus.

OPINION

Assuming that the Merger and the Sub Merger are consummated in accordance with the terms and conditions set forth in the Agreement and based on the facts set forth in the Proxy Statement/Prospectus, Form S-4, the Letters, and this letter (including all assumptions and representations), it is our opinion that for federal income tax purposes:

1.	The Merger will constitute a “reorganization” within the meaning of section 368(a).

2.	The section entitled “Material Federal Income Tax Considerations” set forth in the Proxy Statement/Prospectus accurately describes the material federal income tax considerations applicable as a result of the merger.

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

Board of Directors

April 7, 2006

We undertake no responsibility to update or supplement our opinion. Only Company and Company Shareholders may rely on this opinion, and only with respect to the proposed Merger described herein.

We hereby consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement on Form S-4 and the reference to the name of our firm therein. In giving our consent, we do not admit thereby that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Vavrinek, Trine, Day & Co., LLP

Vavrinek, Trine, Day & Co., LLP